Filed Pursuant to Rule 433

Registration Statement No. 333-150613

Pricing Term Sheet

March 22, 2011

E.I. du Pont de Nemours and Company

Floating Rate Notes due 2014

In addition to the securities described in the preliminary prospectus supplement, the Issuer is also issuing a series of Floating Rate Notes due 2014. Certain of the terms of the Floating Rate Notes are described below. In addition to the terms described below, the following subsections from the section of the preliminary prospectus supplement entitled “Description of Notes” relate to the description of the Floating Rate Notes: the introductory paragraph, “—General,” “—Special Mandatory Redemption,” “—Change of Control,” “—Tax Redemption,” “—Payment of Additional Amounts,” “—Modification of the Indenture,” “—Events of Default,” “—Applicable Law,” and “—Book-Entry, Delivery and Form,” and the section of the base prospectus entitled “Description of Debt Securities”.

Issuer:	E. I. du Pont de Nemours and Company

Format:	SEC Registered Global

Trade Date:	March 22, 2011

Settlement Date (T+3):	March 25, 2011

Maturity Date:	March 25, 2014

Aggregate Principal Amount Offered:	$600,000,000

Coupon:	3-month USD LIBOR+42 bps

Price to Public (Issue Price):	100.00%

Benchmark:	3-month USD LIBOR

Re-offer Yield:	3-month USD LIBOR +42 bps

Interest Payment and Reset Dates:	March 25, June 25, September 25 and December 25 of each year

Optional Redemption:	May not be redeemed before maturity

Joint Bookrunners:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated UBS Securities LLC RBS Securities Inc.
Co-Managers:	Barclays Capital Inc. Banco Bilbao Vizcaya Argentaria S.A. BNP Paribas Securities Corp. Danske Markets Inc. HSBC Securities (USA) Inc.

ING Financial Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Denominations:	$2,000x1,000
CUSIP:	263534 CH0

Description of Floating Rate Notes:

The Floating Rate Notes will bear interest for each interest period at a rate determined by the calculation agent, which will initially be Deutsche Bank Trust Company America. The interest rate on the Floating Rate Notes for a particular interest period will be a per annum rate equal to three-month USD LIBOR as determined on the interest determination date plus 0.42%. The interest determination date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon determination, the calculation agent will inform the Trustee and us of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Notes, the Trustee and us. A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest on the Floating Rate Notes will be paid to but excluding the relevant interest payment date. We will make interest payments on the Floating Rate Notes quarterly in arrears on March 25, June 25, September 25 and December 25, beginning June 25, 2011, to the person in whose name those notes are registered at the close of business on the 14th calendar day immediately preceding the interest payment date. Interest on the Floating Rate Notes will accrue from and including March 25, 2011, to but excluding the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for to but excluding the next interest payment date or maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the Floating Rate Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from March 25, 2011, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If an interest payment date for the Floating Rate Notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day.

On any interest determination date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on Bloomberg L.P.’s page “BBAM.” at approximately 11:00 a.m., London time, on such interest determination date. If on an interest determination date, such rate does not appear on the Bloomberg L.P.’s page “BBAM.”  as of 11:00 a.m., London time, or if the Bloomberg L.P.’s page “BBAM.” is not available on such date, the calculation agent will obtain such rate from  “Reuters Page LIBOR01.”

If no offered rate appears on Bloomberg L.P. page “BBAM” or “Reuters Page LIBOR01”  on an interest determination date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent (after consultation with us) will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon request from any holder of Floating Rate Notes, the calculation agent will provide the interest rate in effect for the Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one millionth of a percentage point with five one hundred millionths of a percentage point rounded upwards (e.g., 9.8765445% (or .098765445) would be rounded to 9.876545% (or .09876545)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the notes by the calculation agent will (in absence of manifest error) be final and binding on the holders and us.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

Neither Standard Chartered Bank nor Banco Bilbao Vizcaya Argentaria S.A. is a U.S. registered broker-dealer and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) Credit Suisse Securities (USA) LLC by telephone at 1-800-221-1037 or by fax at 212-743-5041 or (ii) Goldman, Sachs & Co. by telephone at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com or (iii) J.P. Morgan Securities LLC by telephone at 212-834-4533.